Exhibit 3.1
Amendment to Bylaws
[replace in its entirety Article 3, Paragraph 7 with the new section below]
Paragraph 7. — Chairman and Chief Executive Officer
          (a) Chairman of the Board and Vice Chairman. The chairman of the board shall, if there be such an officer, preside at meetings of the board of directors and preside at meetings of the stockholders. The chairman of the board shall consult with and advise the president and perform such other duties as the president or the board or the executive committee may from time to time determine.
Any Vice Chairman of the Board shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.
          (b) Chief Executive Officer. The chief executive officer shall, if there be such an officer, shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall manage and administer the corporation’s business and affairs and shall also perform all duties and exercise all powers usually pertaining to the office of a chief executive officer of a corporation, except as may be limited by the Board of Directors, the Certificate of Incorporation or these By-laws. The Chief Executive Officer may sign, execute and deliver in the name of the Corporation powers of attorney, contracts, bonds, notes, corporate obligations and other documents.